GUARANTEE AGREEMENT

This **Guarantee Agreement** (this "Agreement") is entered into as of April 10th 2026 (the "Effective Date"), by and between:

IQ121.COM Limited, a company incorporated under the laws of England and Wales, company number 15227327 (the "Parent"),

and

IQ121, Inc., a Delaware corporation, file number 10411314 (the "Subsidiary").

The Parent and the Subsidiary may each be referred to as a **"Party"** and collectively as the **"Parties."**

RECITALS

WHEREAS, the Subsidiary is conducting a financing pursuant to **Regulation Crowdfunding under the Securities Act of 1933**, pursuant to which investors will enter into **Milestone-Based Redemption Agreements** with the Subsidiary (the "Redemption Agreements");

WHEREAS, the Redemption Agreements provide that investors may be entitled to redemption payments upon the occurrence of certain **subscriber milestones or change-of-control events**;

WHEREAS, the Parent owns and operates the **global IQ121 platform**, through which subscription revenues are generated and subscriber counts are measured;

WHEREAS, the Parent will benefit from the capital raised by the Subsidiary and desires to support the Subsidiary in fulfilling its obligations under the Redemption Agreements;

WHEREAS, the Parent acknowledges that the existence of this Agreement may be disclosed to investors as part of the Subsidiary's crowdfunding offering materials;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein, the Parties agree as follows.

1. DEFINITIONS

For purposes of this Agreement:

"Guaranteed Obligations"
means all redemption payments owed by the Subsidiary to investors pursuant to the Milestone-Based Redemption Agreements.

"Milestone-Based Redemption Agreements"
means the agreements entered into between the Subsidiary and investors in connection with the Subsidiary's Regulation Crowdfunding offering.

2. PARENT GUARANTEE

2.1 Guarantee of Redemption Obligations

The Parent hereby **irrevocably and unconditionally guarantees the payment of the Guaranteed Obligations** if the Subsidiary does not have sufficient funds to satisfy such obligations when due.

2.2 Continuing Guarantee

The guarantee provided under this Agreement is a **continuing guarantee of payment**, and not merely a guarantee of collection.

Accordingly, if the Subsidiary fails to satisfy any Guaranteed Obligation when due, the Parent shall provide funds within 180 days sufficient to enable the Subsidiary to satisfy such obligation.

2.3 Method of Funding

The Parent may satisfy its obligations under this Agreement by providing funds to the Subsidiary through:

• capital contributions
• intercompany loans
• or other lawful funding mechanisms.

The Subsidiary shall use such funds solely for the purpose of satisfying the Guaranteed Obligations.

3. ACKNOWLEDGMENT OF PLATFORM CONTROL

The Parties acknowledge that the Parent owns and operates the global **IQ121 platform** and maintains the subscriber systems used to measure the subscriber milestones referenced in the Redemption Agreements.

Accordingly, the Parent has a direct economic interest in the growth of the platform and in supporting the Subsidiary's ability to satisfy redemption obligations arising under the Redemption Agreements.

4. INVESTOR RELIANCE

The Parent acknowledges that investors participating in the Subsidiary's Regulation Crowdfunding offering may rely on the existence of this Agreement as evidence of the Parent's support for the Subsidiary's redemption obligations.

This Agreement is intended to provide additional assurance that the Subsidiary will have access to funds necessary to satisfy redemption obligations triggered under the Redemption Agreements.

5. LIMITATION OF GUARANTEE

The Parent's obligations under this Agreement shall be limited solely to the **Guaranteed Obligations** arising under the **Milestone-Based Redemption Agreements**.

Nothing in this Agreement shall:

• create any obligation beyond such redemption payments, or
• grant investors any ownership or governance rights in the Parent.

6. THIRD-PARTY BENEFICIARIES

Investors who are parties to the Milestone-Based Redemption Agreements shall be deemed **intended third-party beneficiaries** of this Agreement solely with respect to the Parent's guarantee of the Guaranteed Obligations.

Except as provided above, nothing in this Agreement shall confer any rights upon any other third party.

7. WAIVER OF CERTAIN DEFENSES

The Parent hereby waives any defenses based on:

• the enforceability of the Redemption Agreements
• delays in enforcement by the Subsidiary
• extensions, waivers, or modifications of the Redemption Agreements that do not materially increase the Guaranteed Obligations.

8. CONTINUING OBLIGATION

This Agreement shall remain in effect until:

• all Guaranteed Obligations have been satisfied in full; or
• the Milestone-Based Redemption Agreements have expired or been terminated.

9. REPRESENTATIONS OF THE PARENT

The Parent represents and warrants that:

a. it has full corporate authority to enter into this Agreement;
b. execution of this Agreement has been duly authorized by all necessary corporate action;
c. this Agreement constitutes a valid and binding obligation of the Parent enforceable in accordance with its terms.

10. SUBROGATION

Upon satisfying any Guaranteed Obligation under this Agreement, the Parent shall be subrogated to the rights of the Subsidiary with respect to such obligations to the extent permitted by law.

11. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the **State of Delaware**, without regard to conflict-of-laws principles.

12. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements or understandings relating thereto.

13. AMENDMENTS

This Agreement may be amended only by a written instrument executed by both Parties.

14. ASSIGNMENT

The Parent may not assign this Agreement without the prior written consent of the Subsidiary.

The Subsidiary may assign this Agreement in connection with a merger, consolidation, reorganization, or sale of substantially all of its assets or equity, provided that the successor entity assumes the Subsidiary's obligations under this Agreement.

15. SEVERABILITY

If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the remaining provisions shall remain in full force and effect.

16. COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Electronic signatures shall be deemed to have the same legal effect as original signatures.

Signed by:

Polina Pohuliailo

00D9FADE35854BC...

Name: Polina Pohuliailo

Title: Director

IQ121.COM LIMITED.

Parent Company

Signed by:

Lawrence Phillips

30EE46884821429...

Name: Lawrence Phillips

Title: CEO

IQ121, INC.

Subsidiary